Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone

January 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief
Office of Industrial Applications and Services

	Re:	RPM INTERNATIONAL INC./DE/
Form 8-K filed July 26, 2023
File No. 1-14187

Dear Mr. O’Brien:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comment the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated January 11, 2024. For your convenience, we have repeated your comment in italics, and the Company’s response is set forth immediately below the Commission’s comment.

Form 8-K filed July 26, 2023

Exhibit 99.1, page 10

SEC Comment:

Given the materiality of the MAP initiatives adjustment to your consolidated Adjusted EBIT measure, please expand Note (d) to quantify the material components.

Response:

In response to this comment, the Company will expand its disclosure in future earnings releases by adding a table to the MAP initiatives note quantifying the material components of the adjustment for the applicable reporting periods.

Securities and Exchange Commission

January 26, 2024

As an example, a recast version of Note (d) that sets forth the quantification of the material components of the adjustments for the reporting periods described in the Company’s July 26, 2023 earnings release has been included in Appendix A to this letter for your reference. In this example, the material components of the adjustments, which were incurred in relation to the Company’s MAP initiatives as more fully described in recast Note (d), include (i) restructuring and other related expenses, net, (ii) exited product lines, (iii) ERP consolidation plan, (iv) professional fees and (v) goodwill impairment.

The material components of any MAP initiative adjustments disclosed in future periods may include some or all of the components listed above and/or other components that the Company may determine to include for the applicable reporting period.

Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact me ((216) 622-8667; ahall@calfee.com) or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ Arthur C. Hall III

Arthur C. Hall III

cc:	Russell L. Gordon

Edward W. Moore

Exhibit APPA

Appendix A

SUPPLEMENTAL SEGMENT INFORMATION

IN THOUSANDS

(Unaudited)

	Three Months Ended		Year Ended
	May 31,	May 31,	May 31,	May 31,
	2023	2022	2023	2022
Net Sales:
CPG Segment	$748,047	$745,908	$2,608,872	$2,486,486
PCG Segment	358,355	329,392	1,333,567	1,188,379
SPG Segment	193,420	225,766	799,205	790,816
Consumer Segment	716,388	682,824	2,514,770	2,242,047

Total	$2,016,210	$1,983,890	$7,256,414	$6,707,728

Income Before Income Taxes:
CPG Segment
Income Before Income Taxes (a)	$116,847	$120,286	$309,683	$396,509
Interest (Expense), Net (b)	(437)	(1,419)	(8,416)	(6,673)

EBIT (c)	117,284	121,705	318,099	403,182
MAP initiatives (d)	7,180	709	11,236	3,967
Unusual executive costs (f)	—	—	—	805
(Gain) on sales of assets, net (g)	—	—	—	(41,906)

Adjusted EBIT	$124,464	$122,414	$329,335	$366,048

PCG Segment
Income Before Income Taxes (a)	$49,861	$41,219	$133,757	$139,068
Interest Income, Net (b)	519	168	1,466	575

EBIT (c)	49,342	41,051	132,291	138,493
MAP initiatives (d)	2,406	1,534	44,740	7,242
Acquisition-related costs (e)	—	—	—	339
Unusual executive costs (f)	—	—	—	472

Adjusted EBIT	$51,748	$42,585	$177,031	$146,546

SPG Segment
Income Before Income Taxes (a)	$8,481	$50,909	$103,279	$121,937
Interest Income (Expense), Net (b)	45	(4)	68	(86)

EBIT (c)	8,436	50,913	103,211	122,023
MAP initiatives (d)	7,878	18	15,271	1,440
Acquisition-related costs (e)	—	—	—	(45)
Unusual executive costs (f)	—	520	—	520
(Gain) on sales of assets and business, net (g)	—	(7,257)	(25,774)	(7,257)

Adjusted EBIT	$16,314	$44,194	$92,708	$116,681

Consumer Segment
Income Before Income Taxes (a)	$99,449	$79,172	$378,157	$175,084
Interest (Expense) Income, Net (b)	(3,417)	55	(3,372)	266

EBIT (c)	102,866	79,117	381,529	174,818
MAP initiatives (d)	1,785	1,155	2,699	2,409
Unusual executive costs (f)	—	—	—	776
Business interruption insurance recovery (h)	—	—	(20,000)	—

Adjusted EBIT	$104,651	$80,272	$364,228	$178,003

Corporate/Other
(Loss) Before Income Taxes (a)	$(67,999)	$(69,909)	$(275,494)	$(225,799)
Interest (Expense), Net (b)	(26,502)	(28,775)	(99,013)	(89,605)

EBIT (c)	(41,497)	(41,134)	(176,481)	(136,194)
MAP initiatives (d)	12,107	13,225	54,811	30,497
Acquisition-related costs (e)	—	419	—	2,482
Unusual executive costs (f)	—	392	—	3,017
Foreign exchange loss on settlement of debt (i)	—	1,357	—	1,357

Adjusted EBIT	$(29,390)	$(25,741)	$(121,670)	$(98,841)

TOTAL CONSOLIDATED
Income Before Income Taxes (a)	$206,639	$221,677	$649,382	$606,799
Interest (Expense)	(33,630)	(23,801)	(119,015)	(87,928)
Investment Income (Expense), Net	3,838	(6,174)	9,748	(7,595)

EBIT (c)	236,431	251,652	758,649	702,322
MAP initiatives (d)	31,356	16,641	128,757	45,555
Acquisition-related costs (e)	—	419	—	2,776
Unusual executive costs (f)	—	912	—	5,590
(Gain) on sales of assets and business, net (g)	—	(7,257)	(25,774)	(49,163)
Business interruption insurance recovery (h)	—	—	(20,000)	—
Foreign exchange loss on settlement of debt (i)	—	1,357	—	1,357

Adjusted EBIT	$267,787	$263,724	$841,632	$708,437

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles in the United States (GAAP), to EBIT and Adjusted EBIT.
(b)	Interest Income (Expense), Net includes the combination of Interest Income (Expense) and Investment Income (Expense), Net.
(c)

EBIT is defined as earnings (loss) before interest and taxes, with Adjusted EBIT provided for the purpose of adjusting for items impacting earnings that are not considered by management to be indicative of ongoing operations. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT, or adjusted EBIT, as a performance evaluation measure because interest expense is essentially related to corporate functions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before income taxes as determined in accordance with GAAP, since EBIT omits the impact of interest and investment income or expense in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d)

Reflects restructuring and other charges, which have been incurred in relation to our Margin Acceleration Plan (“MAP to Growth”) and our Margin Achievement Plan (“MAP 2025”), together MAP initiatives, as follows:

•

Restructuring and other related expense, net: Includes charges incurred related to headcount reductions, facility closures and asset impairments recorded in “Restructuring Expense” on the Consolidated Statements of Income. Restructuring Expense totaled $8.7 million and $1.1 million for the quarters ended May 31, 2023 and 2022 respectively, and $15.5 million and $6.3 million for the years ended May 31, 2023 and 2022 respectively. Other related expenses include inventory write-offs in connection with plant closures recorded in “Cost of Sales”, accelerated depreciation and amortization recorded within “Cost of Sales” or “Selling, General, & Administrative Expenses (“SG&A”)” depending on the nature of the expense, and gains on sale of closed facilities in the SPG and CPG segments recorded within “(Gain) on Sales of Assets and Business, Net”.

•

Exited product lines: Reflects inventory and prepaid asset write-offs related to the exit of certain product lines within our Consumer, PCG and SPG segments. This resulted from decisions to exit certain product categories in connection with our MAP initiatives. The majority of the charges in 2023 relate to inventory write-offs at our SPG segment recorded within “Cost of Sales”.

•

ERP consolidation plan: Includes third party expenses incurred as a result of our stated MAP to Growth transformation goal to consolidate 75 ERP systems across the organization to four ERP platforms, one per segment, as well as costs incurred for other decision support tools to facilitate our commercial initiatives related to MAP 2025 which have been incurred in our CPG, PCG, SPG and Corporate/Other segments and have been recorded within “SG&A”.

•

Professional fees: Includes third party expenses incurred to consolidate accounting locations, to implement technologies and processes to drive improved sales mix and salesforce effectiveness and to implement new global manufacturing methodologies with the goal of improving operating efficiency incurred within our CPG, PCG, SPG, Consumer, and Corporate/Other segments and recorded within “SG&A”. All of this spend is in support of stated MAP goals with the most significant expense incurred within our Corporate/Other segment.

•

Goodwill impairment: Relates to an impairment charge at our Universal Sealants (“USL”) reporting unit as a result of a decision to exit the services portion of that business in the U.K. which has been recorded in “Goodwill Impairment”;

Included below is a reconciliation of the TOTAL CONSOLIDATED MAP initiatives.

	Three Months Ended		Year Ended
	May 31,	May 31,	May 31,	May 31,
	2023	2022	2023	2022
Restructuring and other related expense, net	6,914	(259)	15,573	6,880
Exited product lines	8,217	558	8,217	558
ERP consolidation plan	2,536	1,049	7,021	3,873
Professional fees	13,689	15,293	61,201	34,244
Goodwill Impairment	—	—	36,745	—

MAP initiatives	$31,356	$16,641	$128,757	$45,555

(e)

Acquisition costs reflect amounts included in gross profit for inventory step-ups associated with completed acquisitions and third-party consulting fees incurred in evaluating potential acquisition targets.

(f)	Reflects unusual compensation costs recorded unrelated to our MAP to Growth initiative.
(g)

The current year balance reflects the gains associated with the sale of the furniture warranty business and the sale and leaseback of a facility in the SPG segment. The prior year balance reflects the net gain associated with the sale and leaseback of certain real property assets within our CPG and SPG segments.

(h)

Business interruption insurance recovery at our Consumer segment related to lost sales and incremental costs incurred during fiscal 2021 and 2022 as a result of an explosion at the plant of a significant alkyd resin supplier.

(i)	Foreign exchange loss on early payment of the $100 million term loan in Q4 of fiscal 2022.